AMENDED AND RESTATED
PEROT SYSTEMS CORPORATION
2006 NON-EMPLOYEE DIRECTOR EQUITY COMPENSATION PLAN
ARTICLE ONE
GENERAL PROVISIONS
     I. PURPOSE OF THE PLAN
     This Plan is intended to promote the interests of Perot Systems Corporation, a Delaware corporation, by creating an equity incentive arrangement to attract and retain the services of highly qualified non-employee Board members.
     Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the attached Appendix.
     II. ADMINISTRATION OF THE PLAN
     Administration of the Plan shall be self-executing in accordance with its terms and no plan administrator shall exercise any discretionary functions with respect to any stock issuance made under the Plan except as provided in IV(B) below.
     III. ELIGIBILITY
     Eligible Directors shall be limited to non-employee Board members (other than Ross Perot).
     IV. STOCK SUBJECT TO THE PLAN
     A. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Corporation on the open market. Subject to any additional shares authorized by the vote of the Board and approved by the shareholders, the number of shares of Common Stock reserved for issuance over the term of the Plan shall not exceed 500,000 shares.
     B. If any change is made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation’s receipt of consideration, appropriate adjustments shall be made by the Plan Administrator to the maximum number and/or class of securities issuable under the Plan. Such adjustments are to be effected in a manner that shall preclude the enlargement or dilution of rights and benefits hereunder. The adjustments determined by the Plan Administrator shall be final, binding and conclusive.
     Notwithstanding any provision herein to the contrary, in the event of the Corporation’s “change in control” (as such term is defined in the Perot Systems Corporation 1991 Stock Option Plan, as amended through March 22, 2006), as determined by the Board, the Board may, in its discretion, cancel each outstanding deferred stock award provided under this Plan for a cash payment to the Participant, provided, however, that such cash payment shall be provided to such Participant at the time he terminates service pursuant to the rules set forth in Article Two, Part I(C) as modified by Article Three, Part VI regarding the six-month delay applicable to specified employees (the “Applicable Payment Time”). In the event a cash payment is provided in exchange for a cancelled deferred stock award, such cash payment shall be provided to the Participant as soon as practicable following the Applicable Payment

Time, but, in any event, no later than the close of the calendar year in which the Payment Time occurs or, if later, two and one-half (2 1/2) months after the Applicable Payment Time.
ARTICLE TWO
DIRECTOR AUTOMATIC GRANTS
     I. TERMS
     A. Grant Dates. Grants under this Article Two shall be made on the dates specified below:
          1. Each individual who is first elected or appointed as a non-employee Board member at any time on or after May 31, 2006 shall automatically be granted, on the date of such initial election or appointment, a number of shares equal to the product of (a) the number of months (including full and partial months) remaining until the next June 1 divided by 12 and (b) 5,000, provided that individual has not previously been in the employ of the Corporation or any Parent or Subsidiary within the three year period ending on the date of such initial election or appointment.
          2. On June 1 of each year, beginning with 2006, each individual who is to continue to serve as an Eligible Director, whether or not that individual is standing for re-election to the Board at that particular annual meeting of shareholders, shall automatically be granted an additional 5,000 unrestricted shares of Common Stock. There shall be no limit on the number of such stock awards any one Eligible Director may receive over his or her period of Board service, and non-employee Board members who have previously been in the employ of the Corporation (or any Parent or Subsidiary) shall be eligible to receive one or more such annual stock awards over their period of continued Board service.
     B. Issuance of Shares. Each stock award for 5,000 shares shall be immediately vested and shall be issued to the applicable Eligible Director as soon as administratively practicable after such Eligible Director becomes entitled to the award.
     C. Deferral Election. Each Eligible Director may elect to defer receipt of a future year’s stock award to the date his or her service terminates, in accordance with the rules of this Section. An election to defer must apply to the entire stock award for the year in question and must be made prior to the start of the calendar year in which the award is to be made. A deferral election once made shall continue in effect for each subsequent year’s award unless revoked not later than the last day of the calendar year immediately preceding the calendar year in which the next annual award is to be made. A deferral election for any particular year’s award shall become irrevocable as of the last day of the immediately preceding calendar year. All deferred stock awards shall be issued in a lump sum stock issuance on the 30th day following the date of the Eligible Director’s cessation of service or as soon after that scheduled payment date as is administratively practicable, but in no event later than the 15th day of the 3rd calendar month following such cessation of service.
ARTICLE THREE
MISCELLANEOUS
     I. TAX WITHHOLDING
     The Corporation’s obligation to deliver shares of Common Stock or the cash payments described in Article One, Part IV(B) shall be subject to the satisfaction of all applicable federal, state and local income and employment tax withholding requirements. Effective September 28, 2006, Eligible Directors to whom awards are made under the Plan (other than the awards made under the automatic grant program) may use shares of Common Stock in satisfaction of all or part of the withholding taxes to which such individuals may become subject in connection with the issuance, exercise or vesting of those awards.

At the Participant’s election, the Corporation shall withhold, from the shares of Common Stock otherwise issuable, a portion of those shares with an aggregate fair market value equal to the percentage of the withholding taxes (not to exceed one hundred percent (100%)) designated by such individual. The shares of Common Stock so withheld shall reduce the number of shares of Common Stock authorized for issuance under the Plan. Withholding taxes shall mean the applicable income and employment withholding taxes which the Corporation must collect from the Participant in connection with (i) the issuance, exercise or vesting of the award made to him or her under the Plan or (ii) the cash payments made to him or her under Article One, Part IV(B) of the Plan.
II. EFFECTIVE DATE AND TERM OF THE PLAN
     A. The Plan became effective immediately on the Plan Effective Date. Awards may be granted under the Plan at any time on or after the Plan Effective Date.
     B. The Plan shall terminate upon the earliest to occur of (i) May 31, 2016 or (ii) the date on which all shares available for issuance under the Plan shall have been issued as fully-vested shares.
     Notwithstanding any provision herein to the contrary, this Plan shall be suspended effective upon the consummation of the transactions described in that certain agreement and plan of merger dated September 20, 2009, by and between the Corporation, Dell Inc. and DII Holdings Inc. (the “Merger Agreement”). The suspension of this Plan shall remain effective until the consummation of all of the cash payments described in Article One, Part IV(B) of the Plan. Upon the consummation of all of the cash payments described in Article One, Part IV(B) of the Plan, this Plan shall terminate. Notwithstanding the foregoing, in the event the Merger Agreement is terminated prior to the consummation of the transactions described therein, no suspension of this Plan shall occur.
III. AMENDMENT OF THE PLAN
     The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. In addition, shareholder approval will be required for any amendment to the Plan that (i) materially increases the number of shares of Common Stock available for issuance under the Plan, (ii) materially expands the class of individuals eligible to receive awards under the Plan, (iii) materially increases the benefits accruing to the Participants under the Plan (iv) materially extends the term of the Plan, (v) expands the types of awards available for issuance under the Plan, or (vi) is otherwise required by applicable laws, rules or regulations, including but not limited to any rules of any stock exchange or market system on which the Common Stock is then listed for trading.
IV. REGULATORY APPROVALS
     A. The implementation of the Plan, the issuance of any shares of Common Stock pursuant to any award under the Plan shall be subject to the Corporation’s procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the stock granted under it and the shares of Common Stock issued pursuant to it.
     B. No shares of Common Stock or other assets shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of Federal and state securities laws, including the filing and effectiveness of the Form S-8 registration statement for the shares of Common Stock issuable under the Plan, and all applicable listing requirements of any stock exchange or market system on which Common Stock is then listed for trading.

V. NO EMPLOYMENT/SERVICE RIGHTS
     Nothing in the Plan shall confer upon the Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining such person) or of the Participant, which rights are hereby expressly reserved by each, to terminate such person’s Service at any time for any reason, with or without cause.
VI. COMPLIANCE WITH 409A
     The Plan and all awards granted hereunder are intended to comply with the requirements of Code Section 409A and shall be administered accordingly, including, without limitation, the delay in payment of all deferred awards for six months after the Participant’s termination of service for any Participant who is a “specified employee” within the meaning of Code Section 409A.
     IN WITNESS WHEREOF, the Corporation has caused this document to be executed on its behalf by its duly-authorized officer on this 2nd day of November, 2009.

PEROT SYSTEMS CORPORATION

By:	/s/ Thomas D. Williams

Its:	Vice President, General Counsel & Secretary

APPENDIX
     The following definitions shall be in effect under the Plan:
     A. Board shall mean the Corporation’s Board of Directors.
     B. Code shall mean the Internal Revenue Code of 1986, as amended.
     C. Common Stock shall mean the Corporation’s Class A Common Stock.
     D. Corporation shall mean Perot Systems Corporation, a Delaware corporation, and any corporate successor to all or substantially all of the assets or voting stock of Perot Systems Corporation, which shall by appropriate action adopt the Plan.
     E. Eligible Director shall mean a non-employee Board member eligible to participate in this Plan in accordance with the eligibility provisions of Articles One and Three.
     F. Parent shall mean any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, provided each corporation in the unbroken chain (other than the Corporation) owns, at the time of the determination, stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.
     G. Participant shall mean any person who is issued shares of Common Stock under the Plan.
     H. Plan shall mean the Corporation’s 2006 Non-Employee Director Equity Compensation Plan, as set forth in this document.
     I. Plan Administrator shall mean the Corporation.
     J. Plan Effective Date shall mean May 31, 2006, except as expressly provided otherwise in this Plan document.
     K. Service shall mean the performance of services for the Corporation (or any Parent or Subsidiary) by a person in the capacity of an employee, a non-employee member of the board of directors or a consultant or independent advisor, except to the extent otherwise specifically provided in the documents evidencing the stock award thereunder. For purposes of the Plan, a Participant shall be deemed to cease Service immediately upon the date on which the Participant no longer performs services in any of the foregoing capacities for the Corporation or any Parent or Subsidiary.
     L. Subsidiary shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, provided each corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.